51-102F3 MATERIAL CHANGE REPORT [F]

Item 1 Name and Address of Company

Biomass Secure Power Inc.
40218 Wellsline Road
Abbotsford, BC V3G 2K7

Item 2 Date of Material Change

December 17, 2010

Item 3 News Release

The news release was issued on February 2, 2011 through Stockwatch and Market News.

Item 4 Summary of Material Change

The Company announced the resignation of one member of the board of directors.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

The Company announced the resignation of Len Klassen from the board of directors.

5.2 Disclosure for Restructuring Transactions

Not Applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7 Omitted Information

None

Item 8 Executive Officer

James Carroll President, CEO, Chief Financial Officer, and Director, 604 807-4957

Item 9 Date of Report

February 2, 2011